[NAME]     CONSOLIDATED GROWERS AND PROCESSORS, INCORPORATED
[STATE-OF-INCORPORATION]     DE
[IRS-NUMBER]      77-0462311
[NEW-BUSINESS-ADDRESS]
[STREET1]     6350 LAUREL CANYON BLVD.
[STREET2]     SUITE 406
[CITY]        NORTH HOLLYWOOD
[STATE]       CALIFORNIA
[ZIP]         91606
[PHONE]       818-752-9990


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock


             CONSOLIDATED GROWERS AND PROCESSORS, INCORPORATED

                     FORM 10SB REGISTRATION STATEMENT

DESCRIPTION OF BUSINESS

REG. 228.101 (ITEM 101)

Consolidated Growers and Processors, Incorporated (hereinafter "CGP" or "the Company"), OTC BB: CGPR, was formed and incorporated in Delaware on June 10, 1997 for the principal purpose of engaging in the large scale commercialization of alternative industrial crop products, primarily industrial hemp, through the development and / or acquisition of new and advanced technologies. The Company was funded through a Reg 504D offering and listed on the OTC market as of Oct. 27, 1997. In Oct. 1997, the Company acquired a minority interest in a German company, Badische Naturfaseraufbereitung ("BaFa"). In 1998, the Company furthered its international operations through the formation of its wholly-owned Canadian subsidiary, Consolidated Growers and Processors (CGP) Canada Limited
("CGP Canada"), NAWARO GmbH ("NAWARO") and CGP Europe AG ("CGP Europe"). In June 1998, the Company also acquired a 100% interest in a Swiss corporation, Werner Zoellig AG & Glulam Lumber Mfg. ("Zoellig"). The Company has subsequently restructured its European holdings: it has increased its investment in BaFa and has sold Zoellig to focus on its core business,
the agriculture and processing of industrial hemp.   At present, the Company
employs nine people.

CGP has created an integrated, global strategy to become the lowest cost producer and preeminent supplier of industrial hemp raw material products in key market segments such as: nutraceuticals and pharmaceuticals from hemp plant compounds through biotechnological development; nutraceutical and generic food products with nutritional advantages; fine fiber for biocomposites and substitution of toxic petrochemical and synthetic products; other eco-friendly products.

Until recently, industrial hemp played a vital role in world commerce for over 2,000 years, during which it had been relied upon to supply humanity with a wide range of essential commodities. However, after World War II, since petroleum was in abundant supply and inexpensive, petroleum technologies advanced with new age synthesis facilitating the replacement of natural, industrial crop products in Western developed countries. Sixty years later, the industrialized world is living with the two major consequences of pollution and economic dependence on unreliable external parties. Furthermore, the world is now also facing a major fiber crisis in the coming decade. There is an ever-increasing need for fiber in paper and building materials. In the USA alone, the demand for fiber could be as great as the combined demand for steel and plastic products. For these reasons and consequences, people and governments of major developed countries are returning to industrial hemp.

New crops will be vital to the sustainability and profitability of our natural resources. The French began hemp development in 1969. Since 1994, Germany, The Netherlands and Austria have taken the lead with France in starting the revitalization of industrial hemp. Most manufacturers, particularly in the automotive and packaging sectors, have increased demand for natural fibers to enhance the recyclable content of their products.
More recently, CGP has facilitated the process in Canada and Australia, including 18,200 acres growing under contract in Canada in 1999. Total industrial hemp sales worldwide have increased exponentially from approximately $5 million USD in 1993 to a projected $500 million for 1999 and $750 million by 2001. In Europe, the move toward recycling has created an urgent need to replace petrochemical products / materials with recyclable and / or biodegradable alternatives. Notwithstanding the impressive growth trends, the industrial hemp industry in developed countries is fragmented and still in the early stages of development, whereas the Asian production is targeted primarily towards textiles.

Technological development of equipment to maximize harvesting and processing capabilities has been adequately examined by CGP. Our German subsidiary, BaFa, has made progress in these areas in recent years, but total capacity levels remain too low to create large user demand. The industry has begun to attract the interest of large multinational companies seeking alternative raw material sources. Now, substantially higher planting acreage and more processing facilities are required to develop potential large markets for major customers in certain industrial hemp products.

UNIQUENESS OF BUSINESS / PRODUCTS

Industrial hemp is an invaluable bioresource. In 1938, Popular Mechanics magazine stated "Over 25,000 products can be manufactured from hemp.". Unique features of the industrial hemp crop, and of particular importance to the Company's strategy are as follows: excellent healing and nutritional properties; serves as an eco-friendly alternative to large use toxic materials and products; can remediate certain contaminants in soil and water; generates significant agronomic benefits, such as weed control, soil enhancement and crop rotation, increasing profitability to the farm economy; versatility - it is more versatile than the soybean, cotton plant and the Douglas fir combined; provides superior yield (e.g., yields 4X cotton) and valuable seed for oil production.

CGP has acquired and / or developed advanced technologies to maximize these attributes. The Company will build new processing facilities and has commenced its molecular biology research and development program.

OPPORTUNITY

Industrial hemp is "The Earth's Premier Renewable Resource."   The unique
attributes of industrial hemp provide the potential to move the global and USA economies toward a more sustainable direction - one that is more environmentally and socially responsible, as well as profitable. The
Company's management believes that natural, agricultural industrial crops, particularly industrial hemp and its derivative products, will once again become a principal source of wealth in the global economy. Knowledge and use of industrial hemp and its products will spread to homes and businesses throughout the world. Today the opportunity exists to virtually create the industry for the world's premiere bioresource. The Company's global integrated strategy has brought together experienced and recognized industry leaders to our team to develop the markets for important, natural and technologically advanced industrial hemp products. CGP is investing in the future of the world through profitable product development of nature's preeminent renewable resource, industrial hemp.

PRODUCTS

All industrial hemp products originate from one of the four parts of the plant:
(1) Seed (2) Grain (3) Stalk / Straw (4) Chaff and Leaf (previously considered harvest waste). CGP intends to process all parts of the industrial hemp plant to produce and / or develop major raw material (and possibly certain end use) products as follows:

Novel nutraceuticals and pharmaceuticals from phytochemical industrial hemp plant compounds;

Patents for new proprietary varieties, particularly for traits that will increase fiber content in crop biomass, increase oil yields and completely eliminate THC;

High quality nutraceuticals and nutritional human foods such as: edible oils, nuts and protein powder;

Fine fibers for biocomposites; for example, in automotive parts, building insulation and matting materials;

Fibers for pulp to make "tree-free," regular and specialty (e.g., security) paper products, building materials (e.g. particle board) and / or "eco-friendly plastics;"

Hurd for animal bedding, building materials, consumer products and industrial absorbents;

Industrial hemp products offer many unique, beneficial features to the marketplace that can be readily identifiable as follows:

Health and Nutritional Properties:

Cannabinoids and other phytochemical compounds of the plant have proven to be neuroprotective antioxidants, natural analgesics and anti-inflammatory facilitators;

Edible oil, nut, protein powder and cake contain the "perfect" natural profile of essential fatty acids for the human body;

Edible oil, nut and cake contain a high quality and concentration of protein, and a high protein efficiency ratio;

Hemp nut and protein powder contains all eight essential amino acids;

Hemp grain products are closest to "organic quality" - nearly free of pesticides, herbicides and artificial fertilizers;

Hemp oil in cosmetics can penetrate skin three layers deep, improving effect.

Environmental Benefits:

Fiber is natural and an eco-friendly alternative to various petrochemical products in composites, plastics and synthetic fibers (e.g., fiberglass);

Fiber is a substitute for wood products, such as pulp for paper, positively impacting forest conservation;

Plant has the unusual characteristics to remediate the soil and water of certain hazardous waste contaminants;

Plant requires less herbicides / insecticides (than other crops with comparable uses) avoiding groundwater and other contamination.

GENERAL

Hemp is more versatile than a combination of other alternative industrial crops in product application and the fiber is stronger and more durable than other industrial crops. The Company has been aggressive in its pursuit of technological advancements that would benefit from the use of industrial hemp. Management has concluded an Exclusive Agreement with NTech Corporation, a company involved in atomic and molecularly assembled substances, for the use of hemp fiber in combination with other compounds to produce recyclable / biodegradable products to compete with certain plastics and metal products. The Company anticipates completion of formal product application tests to occur during 2000, after which the Company will pursue the most profitable production and marketing strategies.

The Company has also acquired the exclusive license for a phytoremediation process technology for all applications that would utilize industrial hemp as the plant. Phytoremediation is a natural process utilized to remediate polluted sites such as radioactive soil and water, as well as metals, pesticides, hydrocarbons, etc., from weapons facilities or landfills. Plants break down or degrade organic pollutants and stabilize metal contaminants by acting as filters or traps. Industrial hemp is proving itself to be one of the best plants available for this process.

Although planting seed is the critical raw material for all of the Company's products, it is also a saleable product to create another revenue stream. Of significant importance to the seed supply is the Company's relationship with The Bast Institute, Glukhiv, Ukraine. There are several types of seed varieties with different natural origins presently in use. The Bast Institute, the leading agronomic research institute for industrial hemp and flax, excels at breeding the lowest level THC cultivars available, which is a critical factor for both planting certification (licensing) and crop processing. The Company owns the exclusive rights for The Bast Institute Ukrainian seed sales and development (breeding) for North America, important growing countries in Europe and South America, as well as Australia.

RESEARCH

Research efforts will continue to focus on agronomic studies in Africa and Canada to find the optimum growing conditions to maximize yields of industrial hemp fiber and seed. The Company has already received a $60,000 (CND) Grant in Canada to conduct such agronomic studies, and is in the process of negotiations for other government grants and research programs for industrial hemp. The Company will also focus on continued research into the production of "hemp metals" and "hemp plastics" as naturally produced materials to compete with today's common metals and plastics. Also, the Company has a contract with Phytomedics, Inc. to study the nutraceutical and pharmaceutical potential of industrial hemp. The Company's work at Rutgers University will be initially to develop completely THC (drug) free varieties of industrial hemp.

GOVERNMENT REGULATION

The Company's activities are at present subject to federal regulations controlling the right to grow industrial hemp commercially in each respective country in which it currently and / or plans to do business in. In addition, some of the products that the Company currently may produce, such as industrial hemp oil, may be subject to regulation by the United States Food and Drug Administration ("FDA") or other similar governmental bodies in other countries. However, CGP's primary research will be to develop non-narcotic varieties of industrial hemp that have superior seed and fiber yields without diminishing any nutritional value or compromise the positive attributes of the hemp fiber. CGP's scientific staff will maintain the strictest internal controls to meet the compliance of all government testing protocols.

DEPENDENCE UPON KEY PERSONNEL

The Company relies greatly in its efforts on the services and expertise of its current senior officers: Susan M. Brana, Chairman of the Board, CGP Inc.;
Dr. Werner Thelen, President, NAWARO; Hansjorg Spoerri, President, CGP Europe; Mark Kaeller, Chief Operating Officer, CGP Inc. and; Darrell McElroy, Senior Vice President, Agriculture, CGP Canada. The operation and future success of the Company could be adversely affected in the event that the above key personnel were incapacitated or the Company were to lose their services.


OPERATIONS

The Company reported a loss of ($544,410) for its first year of operations ended June 30, 1998 and a loss of approximately ($1,912,707) for its second year of operations ended June 30, 1999.

The Company maintains its main offices at: 6350 Laurel Canyon Blvd., Suite 406 North Hollywood, California 91606.

MANAGEMENT AND OWNERSHIP

The strategic business affairs of the Company are managed by the Board of Directors, which presently consists of five members. It is anticipated that the current members will continue to serve until the next annual meeting of the shareholders. At that meeting, new members will be elected for staggered one-three year terms. Daily operations of the Company are the responsibility of its executive officers. The officers, who are appointed by the Board, are under contract for the specific term of their respective employment agreements. It is anticipated that each of the officers will remain for the foreseeable future, and one or more will be elected to the Board.


PROFESSIONAL SERVICES / ADVISORS

The Company has retained the following firms as advisors of record:

Program & Construction
Management                    Dugan & Associates Construction Management

Auditor                       Kevin G. Breard, C.P.A.

International Attorneys       Loyens and Volkmaar

These highly qualified advisors will support management and the Board of Directors in making strategic and certain operational decisions.


MARKET RESEARCH AND ANALYSIS

GENERAL MARKET DATA

The demand for industrial hemp and industrial hemp products is rapidly increasing. A 1997 story in the Wall Street Journal found that the demand should triple from $75 million to greater than $250 million by 1999. A recent ABC TV news story shows that worldwide hemp sales will reach an estimated
$500 million this year. Research indicates exponential growth of worldwide individual sales increased from approximately $5 million in 1993 to a projected $750 million for 2001.

Based upon discussions between CGP management and executives of major multinationals, demand for raw materials from hemp (e.g., fiber, pulp) would be significantly greater if planned supply quantities were sufficiently large for a major company to make a long term commitment to its use. Although worldwide global market data by market segment is difficult to ascertain, the University of Kentucky completed a study of the "Economic Impact of Industrial Hemp in Kentucky" (July 1998) that includes conservative estimates of market size by category for the USA domestic markets only. In summary, the study concludes that potential domestic markets exist for:

- 300,000 tons of industrial hemp hurd for horse bedding;

- 112,000 tons of industrial hemp fiber for other products as follows:

- 80,000 tons: Paper
- 19,000 tons: Auto parts
- 7,000 tons: Fiberglass
- 2,500 tons: Textiles
- 3,500 tons: Capreting

The study also found that the potential domestic markets exist for:

-36,000 tons of industrial hemp grain meal
-18,000 tons of industrial hemp oil (for edible and other uses)

The total estimate for the domestic market is approximately 466,000 tons / year based upon conservative figures used and an assumption of 10-20 percent market penetration.

MARKET SEGMENTS

Nutraceuticals

The nutraceutical / herbal food supplements industry has worldwide sales of more than $17 billion and a 15-20 percent annual growth rate. Nutraceuticals are food substances with health / medical benefits, primarily derived from plants. The industry is, to a large extent, self-regulated, although the predominant trend and consumer demand is for proven efficacy, safety and increased standardization of products. Consumers, particularly those of the "baby boomer" generation, are showing dramatically increased interest in these products as they search for new means to prolong health and well being.

Oil

The market for edible oil at present is approximately 6.9 million metric tons. The food industry generally serves as an indicator of demand. For this reason, food companies are stressing new product introductions. "Functional foods and nutraceuticals" are two relatively new terms in the industry to describe foods containing significant levels of biologically active components that impart health benefits or desirable physiological effects beyond basic nutrition. Consumers are showing continued strong interest in reduced calories and less detrimental fats in food products.

Personal Care Products

Personal care products, encompassing personal soaps, skin care products, hair care products, cosmetics and other toiletries, is a primary consumer end use market for fats and oils and their derivatives. Demand for personal care products is dependent upon demographic and consumer spending patterns, and tends to be highly income elastic. Personal care product shipments are projected to advance 4.3 percent annually to $28 billion in the year 2000, based on new product introductions and an aging population. Consumer preferences for value-priced, environmentally-responsible and better performing products are increasing. Environmental regulations and narrower profit margins have driven personal care products manufacturers' research and development efforts. The economic downturn of the early 1990's sparked renewed consumer interest in value-priced products, such as better performing multifunctional hair care formulations incorporating shampoo, conditioner and other specialty additives.

Another important trend in the personal care products market is growing consumer preference for environmentally compatible products. In addition, the aging population will also influence trends in the use of personal care product consumption. As the baby-boomer population grows older, the group will continue to demand new, better performing products based on advancing technologies and materials to offset signs of aging. In addition, this demographic trend will also provide opportunities for milder, more effective formulations of many personal care products.

Nuts

The North American market for nuts is in excess of $10 billion annually of which the non-peanut segment is approximately $1.3 billion. Nuts with a high nutritional content profile are sold in "health stores" as a nutraceutical food, as well as in mainstream markets, where consumers seek healthier alternatives to peanuts.

Protein Powder

The health food market for high quality whey protein has been dramatically increasing due to its benefits in building lean muscle mass, weight loss and nutritional content. At present, soy based whey protein is the leading product. The market in North America for whey protein was in excess of 150,000 MT in 1998.

Animal Feed

Flax meal used to serve this market in North America has declined significantly to 159,000 tons annually, since customers have begun to switch to "higher protein" soy meal, particularly due to noted health improvements in horses.

Horse Bedding (Hurd)

The market for bedding in the USA alone is approximately 3 million tons ($400+ million) annually. Most of this market is served presently by bedding made from straw, wood chips, and to a lesser extent, composition mats.

Natural Fibers

Natural fibers have proven to be eco-friendly substitutes for hydrocarbon (e.g. petrochemical products) and wood in diverse product categories. Different qualities of fiber are better suited for different product categories. The global markets for these products easily exceed $20 billion annually. The product categories include: paper, automotive parts, building materials, non-wovens, plastics, etc.

Phytoremediation

This is an alternative natural process to remediate various types of polluted sites from radioactive, chemical and hydrocarbon contaminants. The USA market alone exceeds $230 billion according to the USA Department of Energy.


COMPETITION

The Company faces competition from numerous companies in each of its targeted market segments. For example:

Hemp fiber - competition from other agricultural, wood and synthetic fibers and petrochemical products.

Hemp oil - competition from other edible oils such as soy, canola, flax or olive, and also from coconut, palm oils, sunflower etc. used in cosmetics.

Hemp nuts - competition from walnuts, cashews, almonds, peanuts, etc.

Most of the competitors in the above-named product markets are more established, benefit from market recognition and have greater financial, production and marketing resources than the Company. Management believes that, due to the large number of companies that operate in its diverse product markets, it has no single or group of competitors. Notwithstanding the extent of competition and available products that serve its target markets, the Company's products shall successfully penetrate and compete in these markets based upon the following principal factors:

Agronomic, environmental and economic advantages from growing hemp that will increase supply to enable market development;

CGP's advanced processing technology will generate efficient production of all parts of the industrial hemp plant to facilitate both supply and competitive pricing;

The potential to develop valuable nutraceuticals and pharmaceuticals from process waste / by-product that contain proven medical benefits;

Optimum health and nutritional profiles of food products for the nutraceutical and mainstream food markets;

Proven ability of hemp oil to penetrate three layers of skin, improving the effects in cosmetic uses;

Biodegradability and higher absorbency of horse bedding product;

Fine fiber that is stronger, more flexible, safer, eco-friendly and lower cost than existing petrochemical products or synthetic fibers used in automobile parts, insulation, etc.;

Raw fiber to serve as a "tree-free" fiber for making paper;

Unusual capability of industrial hemp to remediate certain hazardous materials in soil and water.

All of these qualities distinguish industrial hemp from existing products currently serving large volume and revenue markets.


DESCRIPTION OF PROPERTY

REG. 228.102 (ITEM 102)

As of June 30, 1999 the Company did not own any real property.

The investment policies of the Company are left to the discretion of the quorum of the Board of Directors. Resolutions can be passed by the Board of Directors to allow input from security holders as required.


LEGAL PROCEEDINGS

REG. 228.103 (ITEM 103)

As of the date of this filing, the Company is not a party to any legal proceeding.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

REG. 228.201 (ITEM 201)

Market Information

The registrant's securities are traded on the Over-The-Counter Bulletin Board (OTC-BB) operated by the National Association of Securities Dealers, Inc. under the symbol CGPR. The registrant's securities began trading on the OTC-BB on October 27, 1997.

Holders

As of 6/30/99, there were 197 shareholders of Common Stock in the Company, and 32,173,802 shares of Common Stock outstanding.

Dividends

There have been no cash dividends declared on any shares of common equity in the company since the inception of the Company to present.


DESCRIPTION OF SECURITIES

REG. 228.202 (ITEM 202)

Common Stock

Warrants - At present, there are no outstanding warrants to purchase common equity in the Company.

Options - At present, there are no options outstanding that can be exercised to purchase equity in the company.

Convertible Stock - At present, there is no convertible stock.

Selling Security Holders - There are no securities to be registered for the account of any security holders.


MANAGEMENT'S DISCUSSION AND ANALYSIS

REG. 228.303 (ITEM 303)

OVERVIEW

Consolidated Growers and Processors, Incorporated (the "Company") is a multinational industrial hemp company. The Company's primary business objectives are to provide financing, technical, and marketing expertise to the farming, processing, and marketing of products made from industrial hemp and other industrial crops. From June 10, 1997 (inception) to June 30, 1998, the Company's operations were in the development stage. On July 1, 1998 the Company began to receive revenue from hemp products. The Company's activities primarily have been related to raising capital, establishing or acquiring key subsidiaries, performing market analysis, sponsoring research, developing technology, developing products, establishing a grower base, and recruiting employees. The Company's operations primarily have been funded by the sale of common stock and warrants.

In October 1997, the Company signed an agreement with the Ukrainian Academy of Academy of Agricultural Sciences / Institute of Bast Crops (the "Institute"). The Institute has granted the Company exclusive licensing rights for certain registered industrial hemp seed varieties which were bred by the Institute. In addition, the Company has exclusive rights for seed production / multiplication in North America, Central America, South America, Africa, Australia, New Zealand, and Asia (excluding the countries of the former Soviet Union). The Company believes this agreement with the Institute is key to its being a leader in industrial hemp as the Institute's industrial hemp seed varieties have the lowest THC content of any industrial hemp seed varieties available. The availability of low THC industrial hemp seed varieties has opened up the commercial growing of industrial hemp in Canada. A comprehensive seed multiplication program has been established by the Company to multiply seeds for planting in Canada, Europe, Australia, and South Africa. Most governments, including the Canadian Government, have imposed strict THC requirements for the commercial cultivation of industrial hemp. The Company's exclusive rights to these low THC industrial hemp seed varieties in North America gives it a strategic advantage to build business in the key North American markets.

In November 1997, the Company established an agreement with NTECH Corporation, which had developed a coded microparticle known as StuffDust. This agreement gives the Company the worldwide license for this product for use in various paper products. The Company believes that use of this microparticle will allow it to introduce industrial hemp fiber into the specialty and security paper markets.

The Company also increased its ownership in Badische Naturfaseraufbereitung ("BaFa") from 15% to 75%. BaFa is the first modern grower and processor of industrial hemp in Germany. BaFa has the ability to produce very fine fibers from industrial hemp, which can and are being used by automotive manufacturers in automotive panels and insulation.

The Company continued to develop operations of its strategic subsidiaries in Canada (CGP Canada, Ltd.), Germany (NAWARO GmbH), and Switzerland
(CGP Europe AG) to facilitate the development of worldwide markets for industrial hemp and other industrial crops.

In December 1998, the Company sold a subsidiary (Werner Zoellig AG and Glulam Lumber Manufacturing Corporation) to be able to focus on development of industrial hemp products and increase its ownership and control of BaFa.

The Company has successfully planted, for the second consecutive year, several hectares of industrial hemp in Chernobyl, Ukraine. While this project has not generated revenue to the Company, the Company has garnered great scientific repute and numerous, high profile speaking engagements at international conferences within the agricultural and scientific communities.

The Company executed a research agreement with Rutgers University for the research and development of the biotech, nutraceutical and pharmaceutical properties of industrial hemp. A primary research project will be to completely eliminate THC (or the psychoactive component) of the industrial hemp plant.

The Company was engaged as the official editor for industrial hemp for the UN / FAO internet site, disseminating fundamental and scientific information about industrial hemp throughout the world.


RESULTS OF OPERATIONS

Because the Company was in the developmental stage from inception through June 30, 1998, and only began to receive income in July of 1998, only limited revenues were recognized since inception. The amount of these revenues was $1,108,297 for the fiscal year ending on June 30, 1998 and $1,181,865 for the fiscal year ending on June 30, 1999. Revenue from BaFa is not included in these amounts since the increase in ownership in BaFa above the level at which CGP may reflect BaFa's operations as other than an "investment" occurred on the last day of the fiscal year. Although BaFa has been in operation for 4 years, overall, the Company has a limited operating history, and its prospects are subject to the risks, expenses and difficulties frequently encountered by companies in an evolving market, in this case industrial crops. To address these risks, the Company must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, and successfully market the use of industrial hemp as an alternative to timber and petroleum based products. There can be no assurance that the Company will be successful in addressing these risks. As of June 30, 1999, the Company had an accumulated deficit of $2,457,117. The Company had a negative cash flow from operations of $2,270,298 and used $206,977 of cash in investing activities, but financing activity provided $2,422,787 of cash infusion for the Company.

As a result of the Company's limited operating history, the Company does not have historical financial data for any significant period of time on which to base planned operating expenses. The limited operating history of the Company makes the prediction of future results of operations difficult. The Company's expense levels are based in part on its expectations concerning future revenue. The Company's operating expenses have increased significantly since the Company's inception. This trend reflects the costs associated with formation of the Company, development of infrastructure, and increased efforts in the research and development and marketing of industrial hemp products. The Company anticipates marketing expenses to increase in future periods as it pursues an aggressive marketing campaign through a well-established pubic relations firm and established distribution channels.

Product development costs consist primarily of the development of hemp fiber, hemp oil products, "hemp plastics," a material the Company will market to replace traditional plastics, and "hemp metals," a material the Company will market to replace certain metal products.

General and Administrative expenses have consisted primarily of compensation and fees for salaries and professional consulting services.

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the acceptance by businesses and consumers of industrial hemp, the availability of industrial hemp, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or competitors, pricing changes in the industry, or general economic conditions and economic conditions specific to industrial crops and / or non-wood fibers. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations, and financial condition.

As part of the production process, the Company has established a network of independent distributors in Canada and entered into multi-year contracts to sell its seed to Canadian farmers. These exclusive contracts also provide for the Company to purchase the crop at harvest time. The Company had approximately 730 acres under contract in Canada in 1998. The 1998 Canadian crop had a higher yield than predicted based on typical yields experienced in Europe. The Company purchased the 1998 crop from the Growers in accordance with the Grower contracts. The stalk portion of the 1998 crop is currently in storage awaiting construction of a fiber processing facility. A portion of the 1998 seed crop has been sold under long term agreements. The remainder of the 1998 seed harvest (approximately 140 MT) also remains in storage pending completion of a temporary seed processing facility which is scheduled to commence operations in January 2000.

In 1999, 13,400 acres of industrial hemp were planted for commercial production in Canada. This crop is growing in accordance with expectations. The Company anticipates its second Canadian harvest to be completed in October 1999 and is preparing plans for a Spring 2000 planting. Additionally, 4,800 acres were planted in Canada for seed multiplication, which will be harvested by October 1999 for the spring 2000 planting season.

During October 1999, the Company anticipates commencing growing trials in Australia.


INFLATION AND CHANGING PRICES

To date, the impacts of inflation and changing prices on the Company's operations have been minimal.


GOING CONCERN QUALIFICATIONS

The auditors of the consolidated financial statements of the Company have stated that the financial statements have been prepared on a going-concern basis for the year ended June 30, 1999. That basis of accounting contemplates the realization of assets and the satisfaction of liabilities in the normal course of conducting business operations. As shown in the consolidated financial statements, operations for the year ended June 30, 1999 resulted in a net loss of $1,912,707. The Company's future is dependent on its ability to continue to obtain additional capital and realize a level of sales adequate to support its operations.


CAPITAL RESOURCES AND LIQUIDITY

The need for sustained funding of the current operations drives the Company's efforts to raise additional capital from qualified investors. The Company expects to privately place additional common stock and / or conduct an additional public offering of equity securities. The proceeds used from any offering are expected to fund the Company's general working capital needs and provide for construction of physical processing facilities. The Company has no significant commitments for equipment purchases, product manufacturing, or marketing efforts at present.

The Company's Canadian subsidiary, CGP Canada, Ltd., is leasing a facility under a contract terminating in January 2001. The monthly expense is approximately $1,375 US Dollars ($1,926 Canadian Dollars).


FINANCIAL STATEMENTS

REG. 228.310 (ITEM 310)

The selected financial data presented below has been derived from the financial statements of the Company. The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.



                                 JUNE 30, 1998               JUNE 30, 1999

Statement of Operations Data:
   Revenue                       $   1,108,297                $  1,181,865
   Operating Expenses	           $   1,024,433                $  2,843,988
   Net Loss                      $    (544,410)               $ (1,912,707)
   Net Loss per Share            $        (.08)               $       (.09)

Balance Sheet Data:
   Current Assets                $   4,034,412                $    982,373
   Total Assets	                 $  21,246,651                $  1,527,508
   Total Stockholders Equity     $  12,663,517                $  1,166,101


CASH CONTRIBUTIONS

Upon organization of the Company, there was an initial $200 paid in capital. In exchange for these funds, the company issued 6,123,000 shares to the founders, which were dispersed as follows:

Susan M. Brana (1)              3,541,500 shares
Martin Moravcik                   581,500 shares
Gero Leson                      2,000,000 shares

(1) Susan M. Brana is the beneficial owner. The owner of record is GAIN Integrated Systems, Inc.

The following is a list of cash contributions made by officers, directors, promoters, and affiliated persons made subsequent to the organization of the company, and made for the purpose of acquiring common equity in the company:

Shareholder                   Cash Contribution         No. of Shares Issued

Susan M. Brana (1)              $1,364,967	                   9,257,333

Mark Kaeller                    $  295,367                    1,275,000

Aries Capital Management (2)    $  250,000                      100,000

(1) Susan M. Brana is the beneficial owner. The owner of record is GAIN Integrated Systems, Inc.

(2) Aries Capital Management is affiliated with Sierra Brokerage, Inc., the Company's market maker.


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

REG. 228.401 (ITEM 401)

Directors

Susan M. Brana; 46 years old; Chairman of the Board since July 1997

Susan Brana is an entrepreneur in technology companies. Ms. Brana also has broad experience in securities compliance and commercial / investment banking.

Hansjorg Spoerri; 53 years old; President, CGP Europe; Director since December 1997

Hansjorg Spoerri is managing director of Papierfabrik, Netstal, Switzerland and has morethan 25 years experience in the innovative development and production of paper in Europe, and consequently, brings expertise and relationships in the pulp and paper industry.

Dr. Werner Thelen; 43 years old; President, NAWARO; Director since September
1998

Dr. Werner Thelen is an accomplished, independent attorney in Cologne, Germany, specializing in banking, finance and corporate law. Dr. Thelen has been instrumental in the investment in and development of BaFa.

Alan Cade; 43 years old; Director since July 1998

Alan Cade is Senior Vice President of Dugan & Associates, a highly regarded construction management company in Los Angeles, CA. Dugan & Associates will manage the construction of all planned, state-of-the-art, integrated straw / fiber and seed processing facilities.

Mark Kaeller; 32 years old; Chief Operating Officer; Director effective 9/99

Mark Kaeller has ten years of commercial banking management and operations experience. Mr. Kaeller was a A.V.P. of Sanwa Bank and Wells Fargo Bank.

Executive Officers

Susan M. Brana           Chairman of the Board and Secretary, CGP Inc.
Hansjorg Spoerri         President, CGP Europe AG
Dr. Werner Thelen        President, NAWARO GmbH
Dr. Slavik Dushenkov     Executive Vice President, Research and Development,
                         CGP Inc.
Mark Kaeller             Senior Vice President, Chief Operating Officer,
                         CGP Inc.
Darrell McElroy          Senior Vice President, Agriculture, CGP Canada Ltd.

Dr. Slavik Dushenkov, who has been a consultant to the Company, has over 20 years of innovative research experience that includes agricultural molecular biology, plant physiology and bioremediation. He is co-inventor on three US patents, and has authored / co-authored numerous books and articles. Dr. Dushenkov will direct the Company's biotechnology and breeding research and development programs.

Darrell McElroy has over 23  years as an independent pedigree seed grower in
cereals, canola and flax.   He was one of the first growers in 1998 to plant a
commercial plot of industrial hemp in Western Canada.


EXECUTIVE COMPENSATION

REG. 228.402 (ITEM 402)

Following is the amount of cash and stock compensation for executives of the Company since inception to 6/30/99:

Dr. Slavik Dushenkov - $9,999.30; 13,000 shares of Common Stock
Dr. Werner Thelen - $22,000.00; 200,000 shares of Common Stock
Hansjorg Spoerri - 600,000 shares of Common Stock
Mark Kaeller - $40,500; 1,695,000 shares of Common Stock
Darrell McElroy - $15,333.33; 10,000 shares of Common Stock


SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

REG. 228.403 (ITEM 403)

The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial:

Title         Name and address         Amount and nature        Percent
of class      of beneficial owner      of beneficial ownership  of Class

Common        Susan M. Brana (1)            12,953,183          36.82%
Stock	        1015 Gayley Ave.
              No. 387
              Los Angeles, CA.  90024

Common        Mark G. Kaeller                1,970,000           5.60%
Stock         P.O Box 572285
              Tarzana, CA.  91357

Common        Meekin Holdings Ltd.           3,000,000           8.53%
Stock

Common        Avoriaz Holdings Ltd.          4,000,000          11.37%
Stock

All Officers                                16,633,183          47.29%
Directors as
a Group

(1) Susan M. Brana is the beneficial owner of 12,953,183 shares. The owner of record is GAIN Integrated Systems, Inc.

Note: Shareholder records with the Company's transfer agent as of June 30, 1999 show Werner Zoellig AG with 3,000,000 shares outstanding. These shares are to be considered returned to the Company as part of its sale of Zoellig as of June 30, 1999, but were not cancelled on record by the transfer agent until after June 30, 1999.

PRINCIPAL SHAREHOLDERS AND DIRECTORS

A total of 32,174,802 shares of Common Stock were issued and 32,173,802 were outstanding as of June 30, 1999. The authorized capital stock of the Company constitutes 50 million shares of common stock at $0.0001 par value. The holders of Common stock are entitled to one vote per share on all matters to be voted by the shareholders.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REG. 228.404 (ITEM 404)

Management has concluded an Exclusive Agreement with NTech Corporation, a company involved in atomic and molecularly assembled substances, for the use of hemp fiber in combination with other compounds to produce r ecyclable / biodegradable products to compete with certain plastics and metal products. The Company anticipates completion of formal product application tests to occur during 1999, after which the Company will pursue the most profitable production and marketing strategies. Susan M. Brana, Chairman of the Board of CGP, is also the Chairman of the Board of NTech Corporation. As of June 30, 1999, the Company had a note receivable of $24,200 due from NTech Corporation that is unsecured, non-interest bearing and due on demand

Instruments defining the rights of Securityholders, including indentures.

Not applicable.

Voting trust agreements and amendments thereto.

Not applicable.

Company subsidiaries

All of the following companies are 100% wholly-owned subsidiaries of Consolidated Growers and Processors, Inc.:

Consolidated Growers and Processors (CGP) Canada Limited
93 Lombard Ave., Suite 205
Winnipeg, Manitoba
R3B 3B1	Canada

CGP Canada Ltd. is incorporated in Winnipeg, Manitoba, Canada, and operates under the name Consolidated Growers and Processors (CGP) Canada Limited.

CGP Europe AG
Industrie Strasse 1
CH 6304  Zug, Switzerland

CGP Europe AG is incorporated in Baar, Switzerland, and operates under the name CGP Europe AG.

NAWARO GmbH
Kattenbug 18-24
50667
Cologne, Germany

NAWARO GmbH is incorporated in Cologne, Germany, and operates under the name NAWARO GmbH.

The following company is owned 75% by NAWARO GmbH:

Badische Naturfaseraufbereitung (BaFa)
Stephanstrasse 2
76316 Malsch	Germany

Badische Naturfaseraufbereitung is incorporated in Malsch, Germany, and operates under the name BaFa.

Contacts

Transfer Agent

Interwest Transfer Company, Inc.
Lorraine Brighton-Smith
P.O. Box 17136
1981 E. 4800 S.
Suite 100
Salt Lake City, CA.  84117-5126
(801) 272-9294 Tel.
(801) 277-3147 Fax

Market Maker

Sierra Brokerage
Merv Roland or Jeff Richardson
2000 Bethel Rd.
Columbus, OH. 43220
(614) 442-9400 Tel.
(614) 442-9486 Fax

Certified Public Accountant

Kevin G. Breard
9010 Corbin Ave.
Suite 7
Northridge, CA.  91324
(818) 886-0940 Tel.
(818) 886-1924 Fax


RECENT SALES OF UNREGISTERED SECURITIES

Upon organization, the management of the Company created incentive stock options covering a total of 1,000,000 shares and exercisable at $.01 per share. These options were granted to either new or existing officers or directors at any time through the fiscal year ending June 30, 1998. In November 1997, all 1,000,000 of these options were exercised at $.01 per share; thus, the Company received $10,000 for the exercising of these options.

In July 1997 (pursuant to Reg. 504 of the Securities Act of 1933), the Company sold 195,000 "units," whereby each unit consisted of one share of Common Stock and two warrants. Each unit was sold at $.10 per unit. Each warrant was exercisable by the holder thereof to purchase one common share of the Company at an exercise price of $2.50 per share. The warrants were immediately detachable from the common shares for separate transfer and were exercisable from the date of the offering circular (July 1, 1997) for a period of twelve months thereafter. At the discretion of the board of directors of the Company, and on thirty days prior written notice to warrant holders, the exercise period of the warrants could be extended, or the exercise price of the warrants could be reduced. At any time during the exercise period of the warrants, or any extension thereof, the Company could, on thirty days prior written notice, call the warrants for redemption at a price of $.0001 per warrant. The warrants would expire and become void on conclusion of their exercise period or any extension thereof, if applicable. Of the original 390,000 warrants issued, 286,743 warrants were exercised (total $716,857.50).

Since inception to present, the Company has issued "restricted" shares of Common Stock to various parties. The following is a list of the amount of "restricted" shares issued for cash to 6/30/99, the price in which they were issued at, and the consideration received:

Number of "restricted" shares sold   Price per share    Consideration received

           600,000                      $   .08                 $ 50,000

         4,605,000	                     $   .10                 $ 95,000

         1,300,000                      $   .12                 $161,831

           819,000                      $   .14                 $114,660

         1,725,000                      $   .20                 $345,000

         3,500,000                      $   .24                 $850,000

         1,000,000                      $   .31                 $310,000

           275,000                      $   .50                 $137,500

            55,000                      $  1.00                 $ 55,000

            62,700                      $  2.00                 $125,400

With respect to these shares of Common Stock issued by the Company, the Company believes that these transactions did not involve any public offering, in as much as all these shares were issued to the Company's Officers, Directors and others, who purchased the shares for investment purposes only and not with a view to further public distribution. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Since inception to 6/30/99, the Company has issued 12,466 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $2.50 per share (total consideration $31,165). Since inception to 6/30/99, the Company has issued 10,000 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $2.00 per share (total consideration $20,000). Since inception to 6/30/99, the Company has issued 1,100 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $1.00 per share (total consideration $1,100). Since inception to 6/30/99, the Company has issued 2,556,500 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a
Fair Market Value of $.05 per share (total consideration $127,825).   Since
inception to 6/30/99, the Company has issued 121,600 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $.01 per share (total consideration $1,216). Since inception to 6/30/99, the Company has issued 6,838,000 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $.0001 per share (total consideration $683.80).

Since inception to 6/30/99, the Company has issued 41,293 "restricted" shares of Common Stock to various growers for the purchase of their harvest, at a Fair Market Value of $1.00 per share (total consideration $41,293).

In November 1997, the Company entered into an agreement with Minus 9, Inc., a Nevada Corporation which developed a coded microparticle product known as StuffDust. This agreement gives the worldwide license in regard to this product to the Company, which allows for the use of the particle in the manufacture of various paper products. As payment for this license, the Company issued 125,000 "restricted" shares of common stock. These shares were issued at a Fair Market Value of $.05 per share (total consideration $6,250). See notes to Consolidated Financial Statements for more specifics.

In May 1998, the Company entered into an agreement to acquire 100% of the net assets of Werner Zoellig AG and Glulam Lumber Mfg. For 3,000,000 shares of Common Stock. The stock was valued at $4.00 per share. See the notes to Consolidated Financial Statements for more specifics. The Company has since sold this subsidiary to focus on their core business, i.e., industrial hemp cultivation and processing.


INDEMNIFICATION OF DIRECTORS AND OFFICERS

REG. 228.702 (ITEM 702)

The Company's Certificate of Incorporation states the following:

"No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit."

The Company's BY-LAWS, Section 7.4, Indemnity, states the following:

"The corporation shall indemnify its directors, officers and employees to the fullest extent allowed by law, provided, however, that it shall be within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding, and provided further that nothing in this section 7.4 shall be deemed to obviate the necessity of the Board of Directors to make any determination that indemnification of the director, officer or employee is proper under the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of
Section 145 of the Delaware General Corporation Law."

At the present time, the Company is in the process of obtaining D & O (Directors and Officers) insurance.




       Consolidated Growers & Processors, Incorporated and Subsidiaries

                    Consolidated Financial Statements

                              June 30, 1999

                                (Audited)

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION


To the Board of Directors
Consolidated Growers & Processors, Incorporated
Monterey, California

Independent Auditor's Report

I have audited the accompanying consolidated balance sheet of Consolidated Growers & Processors, Incorporated and Subsidiaries as of June 30, 1999 and the related consolidated statements of operations and retained earnings, and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Growers & Processors, Incorporated and Subsidiaries as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's operations to date have resulted in a substantial net loss of $1,912,707 during the year ended
June 30, 1999. The sole reason for the positive equity balance is the continuing effort of company personnel to sell common stock. There is no certainty they will be able to continue to do so, however management plans to
rely on product sales to sustain operations.   The financial statements do not
include any adjustments that might result from the outcome of this uncertainty.

  /s/ Kevin G. Breard, CPA
      Kevin G. Breard, CPA

Northridge, California
September 25, 1999

NORTHRIDGE OFFICE PLAZA,
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940   FAX (818) 886-1924



       Consolidated Growers & Processors, Incorporated and Subsidiaries
                         Consolidated Balance Sheet
                             June 30, 1999

                                 Assets

Current assets

Cash and cash equivalents			                   $       88,683
Accounts receivable, net			                           731,351
Inventories				                                       156,583
Prepaid expenses and other current assets               5,756

Total current assets			                               982,373

Other assets
Property, plant and equipment, net			                 167,414
Note receivable related party			                       24,200
Investments				                                       353,521

Total other assets			                                 545,135

Total assets			                                  $  1,527,508

                     	Liabilities & Stockholders' Equity

Current liabilities

Accounts payable				                             $    259,504
Current portion of long term debt			                   25,476

Total current liabilities			                          284,980

Long-term liabilities

Note payable, net of current portion			                76,427

Total long-term liabilities			                         76,427

Total liabilities			                                  361,407

Stockholders' equity

Common stock, $0.0001 par value,
50,000,000 shares authorized,
32,174,802 shares issued,
32,173,802 outstanding		                                3,217
Common stock to be issued			                           35,778
Additional paid-in capital			                       3,632,349
Accumulated deficit during the development stage	  (2,457,117)
Accumulated other comprehensive income			             (44,926)
Treasury stock, at cost, 1,000 shares			               (3,200)

Total stockholders' equity			                        1,166,101

Total liabilities & stockholders' equity			      $   1,527,508


The accompanying notes are an integral part of these financial statements


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                     Consolidated Statement of Operations
                       For the Year Ended June 30, 1999

Revenue

Hemp seeds, grains and by-products			            $   1,181,865

Total revenue			                                     1,181,865

Costs and expenses

Costs of hemp seeds, grains, and transportation			     790,830
General and administrative expenses			               1,894,168
Research and development			                            158,990

Total costs and expenses			                          2,843,988

Net ordinary income			                              (1,662,123)

Other income and expenses

Other income			                                 $       14,277
Other expenses			                                     (55,944)
Total other income and expenses			                    (41,667)

Income (loss) before provision for taxes			        (1,703,790)

Provision for income taxes			                                -

Income (loss) from continuing operations		         (1,703,790)

Discontinued operations:

Income from operations of Werner Zoellig AG
& Glulam Lumber Mfg.		                                205,457
Loss on disposal of Werner Zoellig AG
& Glulam Lumber Mfg., net of tax		                   (414,374)

Income loss from discontinued operations		           (208,917)

Net income (loss)			                              $(1,912,707)

Income (loss) from continuing
operations per share		                         $        (0.08)

Net income (loss) per share		                  $        (0.09)


The accompanying notes are an integral part of these financial statements


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                    Consolidated Statement of Cash Flows
                     For the Year Ended June 30, 1999

Cash flows from operating activities

Net income (loss)			                             $ (1,912,707)

Adjustments to reconcile net income to
net cash used by operating activities:

Depreciation			                    $      36,205
Foreign currency translation		           (35,452)
Issuance of common stock for
goods and services                           922
Issuance of additional paid-in
capital for goods and services	          104,737
Income from Zoellig operations		        (255,457)
Loss on sale of investment in Zoellig		  414,374

(Increase) decrease in:
Accounts receivable		                   (731,351)
Inventory		                              (68,920)
Prepaid expenses and other
current assets                            (4,898)
Other assets		                            25,400

(Decrease) increase in:
Accounts payable		                       156,849
Total adjustments			                                (357,591)

Net cash used by operating activities			          (2,270,298)

Cash flow from investing activities

Purchase of investment in BaFa		        (183,832)
Purchase of property and equipment		     (28,150)
Additional investment in Zoellig		         5,005

Net cash used in investing activities			            (206,977)

Net cash flows from financing activities
Net (increase) loans to related parties		(24,200)
Net increase in short term debt		         25,476
Net increase in long term debt		          76,427
Proceeds from issuance of common stock		   1,157
Proceeds from additional
paid-in capital		                      2,311,349
Proceeds from common stock
to be issued		                            35,778
Purchase treasury stock		                 (3,200)
Net cash provided by financing activities			        2,422,787

Net decrease in cash and cash equivalents			          (54,488)

Cash and cash equivalents
at the beginning of the year		        	               143,171

Cash and cash equivalents at the end of the year			$   88,683



The accompanying notes are an integral part of these financial statements


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                   Consolidated Statement of Cash Flows
                     For the Year Ended June 30, 1999


Supplemental disclosures of cash flow information

Cash paid during the period for:
Interest		                       $             -0-
Income taxes		                   $             -0-

Noncash investing and financing transactions

Issuance of common stock for $105,659 in goods and outside services
Common stock		                   $            922
Additional paid-in capital		              104,737

Total                                 $   105,659

The Company sold back the acquired assets and liabilities of Werner Zoellig AG and Glulam Lumber Mfg. ("Zoellig"). This was a noncash transaction. The stock given in exchange for the net asset and liabilities was returned to the Company and canceled. The stock given in the initial purchase was worth $12,000,000, the value of Zoellig. When the Company disposed of Zoellig on December 31, 1998, the book value of the Company was $12,414,374. The book value of Zoellig appreciated $414,374, but when the Company disposed of Zoellig, no consideration was received for the increased value. Accordingly, a noncash loss of $414,374 was recorded in the Statement of Operations.


The accompanying notes are an integral part of these financial statements



		     Consolidated Growers & Processors, Incorporated and Subsidiaries
	          Consolidated Statement of Changes in Stockholder's Equity
                      For the Year Ended June 30, 1999


		 	                                                    Accumulated
                  Common       Common      Additional   Other         Stock
                  Stock        Stock       Paid-in      Compehensive  To Be           Accumulated     Treasury
	                 Shares       Amount      Capital      Income      	 Issued          Deficit         Stock          Totals



Balances
as of
June 30, 1998	    14,527,251 	$ 1,138 	   $ 845,885 	   $ (9,474)	    $12,370,378 	   $ (544,410)     $-  	          $ 12,663,517

Reclassification
of stock to be
issued at
June 30, 1998	             -  	   315 	  12,370,063 	          -  	   (12,370,378)	            -  	    -  	                     -

Sale of subsidiary
(Zoellig) back to
stockholders		    (3,000,000)	   (300)	 (11,999,700)	          -  	             -  	           -  	    -  	           (12,000,000)

Issuance of stock
for services	      9,224,459 	    922 	     104,737 	          -  	             -  	           -  	    -  	               105,659

Issuance of stoc		11,423,092 	  1,142 	   2,311,364 	          -  	             -  	           -  	    -  	             2,312,506

Foreign currency
translation adjustment	    -  	     -  	          -    	 (35,452)	              -       	      -  	    -  	               (35,452)

Stock subscribed,
stock to be issued	        -  	     -  	          -   	        -  	        35,778 	            -  	    -  	                35,778

Treasury Stock			     (1,000)	      -  	          -   	        -  	             -  	           -  (3,200)                  (3,200)

Net income (loss)		       -  	      -             -            -                -  	 (1,912,707)       -  	            (1,912,707)

Balances as of
June 30, 1999	    32,173,802 	$ 3,217 	$  3,632,349 	   $(44,926)        $ 35,778 	 $(2,457,117) $(3,200)             $ 1,166,101


The accompanying notes are an integral part of these financial statements


        Consolidated Growers & Processors, Incorporated and Subsidiaries
                   Notes to Consolidated Financial Statements
                       For the Year Ended June 30, 1999


NOTE 1:  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Consolidated Growers & Processors, Incorporated was incorporated under the laws of the State of Delaware on June 10, 1997 for the primary purpose of providing financing, technical and marketing expertise to the farming, processing and marketing of products from industrial hemp and other industrial crops. The Company in the prior period was in the development stage, but has commenced operating activities as of July 1, 1998. The accompanying consolidated financial statements include the accounts of Consolidated Growers & Processors, Incorporated (the Parent) and its wholly owned Subsidiaries Consolidated Growers & Processors, Canada Ltd. (CGP Canada), NAWARO Beteiligungsgesellschaft mbH (NAWARO), and its 98% owned subsidiary Consolidated Growers & Processors, Europe (CGP Europe) (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Parent and the Subsidiaries have allowed borrowing and lending on an interest free basis.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets.

Inventory is valued at the lower of cost or market. Inventory will be recorded on a first-in first-out basis.

Research and development expenditures are expensed as incurred.

The functional currency for the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of the foreign subsidiary are reflected in stockholders' equity.

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all statements of operations issued after December 15, 1997 for all entities with complex capital structures. Adoption of SFAS No. 128 had no effect on the Company's financial statements. Basic EPS is computed as net income (loss) divided by the weighted averaged number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares that may be issued through stock options, warrants, and other convertible securities.

Loss per share is computed using the weighted average number of common shares outstanding (22,429,496) at that date. The computation of loss per share does not include common stock equivalents because the Company does not carry these instruments.


NOTE 2:  ACCOUNTS RECEIVABLE, NET

The accounts receivable are trade contracts with growers for the production of industrial hemp. The Company will receive the receivable balance over two installment periods: November 30, 1999 and January 31, 2000. No material amounts were provided for an allowance for doubtful accounts at June 30, 1999.


NOTE 3:  INVENTORIES

Inventories consist of:
Grain		 	                                 $   134,947
Planting seed	     	                           11,061
Straw bales	     	                             10,575

Total	      	                             $   156,583


NOTE 4:   INVESTMENT

The Company purchased 15% ownership interest in Badische Naturfaseraufbereitung GmbH ("BaFa") for $169,689 for the year ended June 30, 1998. On June 30, 1999, the Company purchased another 60% of BaFa for $183,832. At June 30, 1999 the Company owns 75% of BaFa, carried at cost for $353,521. The primary reason for the investment in BaFa is that BaFa has represented to the Company that it possesses the required skills to operate as a mechanical processing facility for industrial hemp crops. BaFa then would provide industrial hemp fiber to the Company, as ordered, at the prevailing fair market wholesale prices.


NOTE 5:   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

			                                                  Depreciable
 		                                                     Lives

Machinery & equipment		            $    198,557 	      5   years
Furniture & fixtures		                    5,513 	      7   years

Total property, plant and equipment		   204,070

Accumulated depreciation		              (36,656)

Total property, plant and
equipment, net		                   $    167,414

Depreciation expense for the year ended June 30, 1999 was $36,205.


NOTE 6:   NOTE RECEIVABLE-RELATED PARTY

The note is unsecured, non-interest bearing, and due on demand. The related party is NTech Corporation. A majority shareholder in the Company is also a majority shareholder in NTech.


NOTE 7:   COMMITMENTS  AND CONTINGENCIES

Effective on October 1, 1997, the Company signed an agreement with the Ukrainian Academy of Agricultural Sciences/Institute of Bast Crops (the "Institute") whereby the Institute exclusively licensed to the Company certain industrial hemp registered seed varieties, which were bred by the Institute.

Under the terms of this agreement, the Institute will provide seed production services for the Company on an exclusive basis for certain specified seed varieties in the following geographic territories: North America, Central America, South America, Africa, Australia, New Zealand and Asia (excluding the countries of the former Soviet Union).

The Company is committed to pay a royalty of 5% of the gross sales price (excluding the costs of packaging, insurance, taxes, duties, transportation or other non-production expenses) of these seed varieties to the Institute.
This agreement will continue in effect until canceled by either party upon providing three years notice to the other party.

On November 15, 1997, the Company entered into an agreement with Minus 9 Inc., a Nevada Corporation, which had developed a coded micro particle product known as Stuff Dust. This agreement gives the worldwide license in regard to this product to the Company, which allows the use of the particle in the manufacture of various paper products.

As payment for this license, the Company issued 125,000 shares of common stock in 1997, and is committed to pay Minus 9 Inc. royalties on net revenues derived from the sales of this product. Royalties range from 4% of net revenues to 7.5%, depending upon such factors as user application and volume of sales. Regardless of net revenues derived from the sale of particle products, the Company is committed to pay the following annual minimum advance royalties:

          Year   		               Amount

          1999		                 $   -0-
          2000		                 100,000
          2001		                 100,000
          2002 and thereafter		  100,000

Minimum advance royalty payments will be credited against royalties due based upon actual sales.

This license agreement will terminate upon the expiration of the last-to-expire patent relating to the licensed product.


NOTE 8:   RELATED PARTY TRANSACTIONS

Related party transactions are summarized as follows:

1) 8,474,000 shares of common stock was issued to the chairman of the board for $1,309,169. The value of the shares ranged from $0.10 to $0.249671.

2) 1,625,000 shares of common stock was issued to the chief financial officer for $252,231. The value of the shares ranged from $0.0001 to $0.249671.


NOTE 9:   INCOME TAXES

No provision for income taxes have been provided. The Company incurred a loss for the year. The Company has elected to carry forward the loss to offset future taxable income. The Company conservatively have not valued the tax benefit as the amount and date of realization is uncertain.


NOTE 10:   DISPOSITION

On May 31, 1998, the Company purchased the net assets of Werner Zoellig AG. & Glulam Lumber Mfg. The purchase was accomplished via issuing 3,000,000 shares of stock at $4.00 per share.

On December 31, 1998, after seven (7) months, the Company decided to sell the subsidiary back to it's prior shareholder. The Company took back the issued shares of stock, and the ownership reverted back to it's prior ownership.

This transaction qualifies as a disposal of a business segment. This subsidiary had a separate product line of glue laminated wooden beams.


NOTE 11:   SEGMENT INFORMATION

Industry Segment Data

The Company will have one business segment: industrial hemp fiber, seeds, oil, and by-products. No revenues have been received from imports. The Canadian sales are exclusively within Canada.

Consolidated Growers & Processors, Incorporated (the Parent) employs two (2) people, Consolidated Growers & Processors, Canada Ltd. employs five (5) people, Consolidated Growers & Processors, Europe employs one (1) person and NAWARO Beteiligungsgesellschaft mbH employs one (1) person.

Geographic Area Data


June 30, 1999                             Adjustments
              United                         and
Revenues			   States    Canada    Europe	 Eliminations  Consolidated

Unaffiliated
customers	    $  -0-  $1,181,865  $  -0-  $          - 	$  1,181,865

Transfers
between
geographic
areas             -          -         -             -             -

Total
revenues         -0-  	1,181,865     	-0- 	          -    	1,181,865

Earnings
before
income
   taxes	(1,865,877)       5,788 	  (52,618)	        -  	 (1,912,707)

Identifiable
assets    1,464,743 	    938,682 	  498,304	(1,374,221)    1,527,508

Net
assets			 1,342,905 	    (64,870)	  (66,863)	  (45,071)	   1,166,101


SUSAN M. BRANA
CHAIRMAN OF THE BOARD OF DIRECTORS